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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                 SCHEDULE 14D-1
                               (AMENDMENT NO.  2)

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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                      UNIVERSITY REAL ESTATE PARTNERSHIP V
                           (Name of Subject Company)

                            UREPV ACQUISITION, L.P.
                                    (Bidder)

                  INCOME UNITS OF LIMITED PARTNERSHIP INTEREST
                                      AND
                            GROWTH/SHELTER UNITS OF
                          LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                     (CUSIP Number of Class of Securities)
                   ------------------------------------------
                         DAVID RONCK
                         UREPV ACQUISITION, L.P.
                         2001 ROSS AVENUE, SUITE 4600
                         DALLAS, TEXAS  75201
                         (214) 740-2200

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                      Communications on Behalf of Bidder)

                         with copy to:

                         SALLY SCHREIBER, ESQ.
                         MUNSCH HARDT KOPF HARR & DINAN, P.C.
                         4000 FOUNTAIN PLACE
                         1445 ROSS AVENUE
                         DALLAS, TEXAS 75202-2790

                           Calculation of Filing Fee
     Transaction                                        Amount of
     Valuation                                          Filing Fee

     $ 924,000.00                                       $ 184.80

     *For purposes of calculating the filing fee only. This amount assumes the purchase of 12,000 Income Units of Limited Partnership Interest ("Income Units") of the subject company at $75.00 in cash per unit and the purchase of 12,000 Growth/Shelter Units of Limited Partnership Interest ("Growth Units") of the subject company for $2.00 in cash per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:       $184.80
     Form or Registration Number:  Tender Offer Statement on Schedule 14D-1
                                   ($148.80); Amendment No. 1 to Tender Offer
                                   Statement on Schedule 14D-1 ($36.00),
                                   Amendment Number 1
     Filing Party:                 UREPV Acquisition, L.P.
     Date Filed:                   December 22, 1997; January 14, 1998
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     This Amendment No. 2 to Tender Offer Statement on Schedule 14D-1
("Amendment No. 2") is the final amendment of the Tender Offer Statement on
Schedule 14D-1 of UREPV Acquisition, L.P. a Texas limited partnership (the "Purchaser"), filed with the Securities and Exchange Commission on December 22, 1997, as amended by Amendment No. 1 to the Tender Offer Statement on Schedule 14D-1, filed with the Securities and Exchange Commission on January 14, 1998, relating to a tender offer by the Purchaser for the purchase of up to 12,000 Income Units of limited partnership interest and up to 12,000 Growth/Shelter Units of limited partnership interest of University Real Estate Partnership V, a California limited partnership (collectively, the "Schedule 14D-1"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning as set forth in the Schedule 14D-1. This Amendment No. 2 is intended to satisfy the reporting requirements of section 13(d) of the Securities Exchange Act of 1934 with respect to all securities acquired by the Purchaser pursuant to the tender offer as reported herein.

                            RESULTS OF TENDER OFFER
                            -----------------------

     The tender offer set forth in the Schedule 14D-1 (the "Offer") terminated at 12:00 midnight, central standard time, on January 25, 1998. The Offer was made pursuant to the terms set forth in the Schedule 14D-1. Pursuant to the Offer, the Purchaser received and accepted for purchase valid tenders from Unitholders of 1,891 Income Units at $75.00 per Unit and 1,639 G/S Units at $2.00 per Unit. As a result of the Offer, the Purchaser holds 10.67% of the issued and outstanding Income Units and 9.99% of the issued and outstanding G/S Units. Immediately following the consummation of the Offer, there were 662 record owners of Income Units and 824 record owners of G/S Units.



                                   SIGNATURES

     After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                      UREPV ACQUISITION, L.P.

                                      By:   OS GENERAL PARTNER COMPANY,
                                            Its General Partner


Dated: March 5, 1998                  By:   /s/ DAVID K. RONCK
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                                            David K. Ronck, Vice President